Filed by Timmins Gold Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Capital Gold Corp.
Commission File No.: 333-172161

February 24, 2011

Dear Fellow Capital Gold Stockholder:

PRESERVE YOUR OPPORTUNITY TO RECEIVE

MAXIMUM VALUE FOR YOUR SHARES!

Since last September 1, Timmins Gold has made a series of proposals for a merger of equals between Timmins Gold Corp. and Capital Gold Corporation. Unfortunately, those proposals have been rejected by the Capital Gold board, which instead agreed to sell Capital Gold to Gammon Gold Inc. in what we believe is an inferior transaction.

On February 11, Timmins announced the filing of a registration statement on Form F-4 in respect of an offer to stockholders of Capital Gold to exchange each share of Capital Gold for 2.27 Timmins shares for each Capital Gold share. The SEC is reviewing our filing and we hope to commence the exchange offer as soon as possible. We are confident that you will agree that our proposal delivers both greater short-term and long-term value and is superior to the sale of Capital Gold to Gammon.

Capital Gold has scheduled a special meeting of Capital Gold stockholders to vote on the Gammon transaction for March 18, 2011, just three weeks from now. We believe you should have the opportunity to consider the Timmins offer. To preserve your opportunity to consider the Timmins offer, we urge you not to return any WHITE proxy card sent to you by Capital Gold.

We will soon be mailing to you our proxy materials, including a GOLD proxy card, which will contain important information as to why you should vote against the Gammon transaction.

Thank you for your consideration.

Sincerely yours,

Bruce Bragagnolo

Chief Executive Officer

Timmins Gold Corp.

P.O. Box 10335, Pacific Center, Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel: 604-682-4002            Fax: 604-682-4003

Timmins filed a prospectus/offer to exchange and registration statement on Form F-4 with the SEC on February 10, 2011. In addition, Timmins has filed a proxy statement in connection with Capital Gold Corporation’s special meeting of stockholders. Capital Gold Corporation’s stockholders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A., at 877-800-5182 (toll free for stockholders) or 212-750-5833 (collect for banks and brokers).

Timmins and its directors and executive officers and other persons may be deemed to be participants in any solicitation of Capital Gold Corporation’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Timmins and other persons that are participants in such solicitation is included in the proxy statement filed by Timmins in connection with Capital Gold Corporation’s special meeting of stockholders. Investors may obtain additional information regarding the interests of such participants, which may be different from those of Capital Gold Corporation’s stockholders generally, by reading the proxy statement on Schedule 14A filed by Timmins on February 10, 2011 and other documents filed with the SEC when they become available.